MANAGEMENT AGREEMENT

AlphaCentric Advisors LLC

Exhibit

Dated: April 30, 2019

Fund	Percentage of Average Daily Net Assets
AlphaCentric Asset Rotation Fund	1.25%
AlphaCentric Income Opportunities Fund	1.50%
AlphaCentric Premium Opportunity Fund	1.75%
AlphaCentric Global Innovation Fund	1.25%
AlphaCentric Small Cap Opportunities Fund	1.25%
AlphaCentric Municipal Opportunities Fund	1.00%
AlphaCentric Symmetry Strategy Fund	1.75%

Mutual Fund Series Trust

By: _/s/ Tobias Caldwell__

Print Name: Tobias Caldwell

Title: Trustee

AlphaCentric Advisors LLC

By: _/s/ Jerry Szilagyi_______

Print Name: Jerry Szilagyi

Title: Member